Exhibit 99.1

Nisun International Reports Fiscal Year 2021 Financial Results

SHANGHAI, China, May 17, 2022 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd. (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced its financial results for the year ended December 31, 2021.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented, “We are pleased to report strong overall performance in 2021, as revenue increased by 280% and net income from continuing operations more than tripled that of 2020. The Company’s supply chain business played a major role in advancing our growth strategy, allowing us to leverage our technological advantages and integrate our resources to operate from a position of greater strength and unlock our full potential. In addition, we began to focus on the agricultural field in 2021 and cooperated with numerous enterprises, gradually working to improve the domestic agricultural supply chain by eliminating gaps between production and sales to boost efficiency.”

“For 2022, we will maintain comprehensive coverage and dynamic circulation in the agricultural supply chain to support China’s greater strategy for rural revitalization, while expanding our business internationally. We remain dedicated to providing our clients with effective, high-quality supply chain solutions and driving long-term value for our shareholders,” Mr. Huang concluded.

Financial Results for the Full Year Ended December 31, 2021

(All comparisons made on a year-over-year (“yoy”) basis)

Revenues

Total revenue increased by 280% to $160.2 million in 2021 from $42.2 million in 2020, with increases in revenue from both financial services and supply chain trading businesses. The increase in total revenues was primarily attributable to business expansion, higher-quality customers and an improved customer retention rate.

●	Revenue from Financial Services increased by 118% to $92.1 million from $42.2 million in prior year.

●	Revenues generated from the Small- and Medium-Enterprise (“SME”) financing solutions business increased by 114% to $87.1 million from $40.8 million in the prior year, primarily due to increased demand from SME customers seeking alternative financing solutions to bank financing.

●	Revenue generated from supply chain financing solutions increased by 260% to $4.9 million from $1.4 million in the prior year, primarily due to the Company’s expansion of its supply chain solutions business to various industries, including energy, retail and agriculture.

●	Revenue from Supply Chain Trading Business was $68.1 million. The Company launched its supply chain trading business in July 2021 after securing high-quality customers and resources through its supply chain financing solutions business. The Company expects revenue from its supply chain trading business will continue to grow.

	Year ended December 31,				Changes	Changes
	2021	%	2020	%	($)	(%)
Revenue from financial services:
SME financing solutions	$87,133,963	54%	$40,779,794	97%	46,354,169	114%
Supply chain financing solutions	4,930,289	3%	1,369,859	3%	3,560,430	260%
Other financing solutions	3,222	0%	40,538	0%	(37,316)	(92)%
Total revenue from financial service	$92,067,474	57%	$42,190,191	100%	49,877,283	118%
Revenue from Supply Chain Trading Business	68,132,237	43%	-	-%	68,132,237	100%
Total revenue	160,199,711	100%	42,190,191	100%	118,009,520	280%

Cost of revenue

Cost of revenue was $106.2 million in 2021, compared to $20.0 million in 2020, representing an increase of 432%. The increase was primarily attributable to increases in revenue and additional operational and staff costs incurred in 2021.

Gross Profit

Gross profit from continuing operations increased by 143% to $54.0 million from $22.2 million in the prior year. The increase was primarily due to the fact that the Company commenced its financial services business in July 2019 and has experienced a significant increase in demand from SME enterprises in mainland China to seek standardized financing solutions as alternatives to bank financing.

Operating Expenses

Total operating expenses increased by 30% to $15.9 million from $12.2 million in the prior year. The increase was primarily attributable to increases in general and administrative expenses and research and development (“R&D”) expenses, offset by a decrease in selling expenses.

●	Selling expenses decreased by 27% to $2.3 million from $3.2 million in the prior year. The decrease in expenses was mainly a result of the Company’s efforts in cutting marketing costs.

●	General and administrative expenses increased by 46% to $11.9 million from $8.2 million in the prior year. The increase in general and administrative expenses was mainly because: (i) more labor and managerial expenses incurred in 2021 as a result of the Company’s expansion in its supply chain business in 2021, and (ii) the Company spent approximately $2.5 million more in professional fees for financing activities and public company compliance.

●	R&D expenses increased by 96% to $1.6 million from $0.8 million in the prior year. The increased R&D expenses were primarily used to enhance and develop the functionalities of the Company’s supply chain solutions and other financing service apps and platforms.

	Year ended December 31,				Changes	Changes
	2021	%	2020	%	($)	(%)
Selling expenses	$2,323,403	15%	$3,181,810	26%	(858,407)	(27)%
General and administrative expenses	11,936,103	75%	8,188,736	67%	3,747,367	46%
Research and development expenses	1,599,728	10%	817,770	7%	781,958	96%
Total operating expenses	$15,859,234	100%	$12,188,316	100%	3,670,918	30%

Other income (expense), net

In 2021, the Company had a net other income of $2.6 million, compared to $0.8 million in 2020. The increase was due to an increase in investment income from short-term investments and investment in limited partnerships.

Net income (loss)

In 2021, the Company achieved net income of $30.5 million, compared to net loss of approximately $13.1 million in 2020. The increase was primarily attributable to a significant increase in revenue from the financial services business and disposal of the equipment and engineering business in 2020.

Net income from continuing operations increased by 208% to $30.5 million from $9.9 million in prior year, primarily due to the significant increase in revenue and related gross profit from financing solution services.

Net income (loss) per share

Net income per share was $1.41 for fiscal year 2021, compared to a net loss per share of $0.71 for fiscal year 2020. Net income per share from continuing operations was $1.41 for fiscal 2021, compared to $0.53 for fiscal 2020.

The weighted average number of shares was 21,506,828 and 18,587,674 for the years ended December 31, 2021 and 2020, respectively.

Financial Condition and Cash Flow

As of December 31, 2021, the Company had cash, cash equivalents and restricted cash of $91.6 million, compared to $22.2 million as of December 31, 2020.

In 2021, net cash provided by operating activities was approximately $23.9 million, net cash used in investing activities was $25.3 million, and net cash provided by financing activities was $70.5 million.

In 2020, net cash provided by operating activities was approximately $2.3 million, net cash used in investing activities was $4.7 million, and net cash provided by financing activities was $19.1 million.

Recent Development and Updates

Strategic Collaborations to further expand the supply chain business:

The Company cooperated with enterprises in various industries to further expand its supply chain business. These collaborations are expected to enhance the Company’s development advantages in its five core industries of agriculture, e-commerce, gold, coal and chemicals, connecting innovative resources to facilitate value-sharing.

●	The Company started to focus on agricultural industries in 2021 and entered into strategic collaborations with renowned domestic enterprises, such as Henan Wanbang International Agricultural Product Logistics Park and Henan Fulushi Industrial Co., Ltd., cooperating on supply chain solution services to support the trade of agricultural products.

●	The Company held an investment cooperation ceremony with Gansu Silu Huixiang Trading Co., Ltd., a wholly-owned subsidiary of Jiuquan Jingtou Group. During the ceremony, the two parties entered into an agreement to establish a supply chain joint venture company in Jiuquan City, Gansu Province, to provide specialized supply chain services to local enterprises.

●	The Company entered into a strategic cooperation agreement with Shanghai Bailian Group to procure intelligent appliances, such as computer, communication and consumer electronics (“3C Products”). The two parties will share resources and create an effective bridge between supply and demand to establish a new supply chain model and further develop new communication channels in China’s retail industry. In addition, the two parties will join together to promote ongoing expansion and transformation of the 3C Products market in China.

●	The Company entered into a strategic cooperation with Zhumadian Industry Investment Group, a state-owned enterprise located in south Henan Province. Under this cooperation, the two parties will establish a new company, Zhumadian City Industry Investment Nisun Supply Chain Co., Ltd. with RMB 500 million in registered capital. This newly established company will serve as a link between the local government and enterprises to further growth of the local economy and small businesses.

Acquisition:

On January 14, 2022, Fintech (Henan) Supply Chain Management Co., Ltd, a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd and a controlled affiliate of the Company, entered into a share acquisition agreement with Henan Youjiatian Agricultural Technology Co., Ltd. (“Youjiatian”) and its sole shareholder to acquire a 51% equity interest in Youjiatian. This acquisition is expected to further facilitate Nisun’s expansion into the agricultural industry.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries and controlled companies, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2020

(EXPRESSED IN US DOLLARS)

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$91,447,620	$22,135,310
Restricted cash	179,421	62,947
Short-term investments	40,666,617	4,680,843
Accounts receivable, net	18,516,150	4,939,912
Advance to suppliers, net	9,213,279	-
Receivables from supply chain solutions	59,792,613	10,741,981
Inventories	3,979,653	-
Prepaid expenses and other current assets	4,002,675	971,839
Loans to third parties - current portion	-	1,915,709
Receivable from sale of discontinued operations	-	14,950,730
TOTAL CURRENT ASSETS	227,798,028	60,399,271

NON-CURRENT ASSETS:
Property and equipment, net	464,156	655,643
Intangible assets, net	2,850,853	3,726,602
Right-of-use assets, net	479,473	1,464,745
Equity investments	404,022	484,864
Investment in limited partnership and other investments	16,207,152	15,736,927
Goodwill	25,774,402	25,172,407
Deferred tax assets, net	-	456,370
TOTAL NON-CURRENT ASSETS	46,180,058	47,697,558
TOTAL ASSETS	$273,978,086	$108,096,829

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$34,997,401	$1,312,560
Short-term bank loans	784,609	-
Accrued expenses and other current liabilities	3,575,836	2,001,031
Operating lease liabilities - current	337,698	736,854
Payables to supply chain solutions	25,922,931	-
Advances from customer	3,429,103	11,624
Taxes payable	8,851,898	3,133,038
Loan from related party	10,528,965	10,528,965
Due to related parties - current	295,336	2,071,309
Purchase price payable for acquisition of NAMI	-	7,007,905
TOTAL CURRENT LIABILITIES	88,723,777	26,803,286

Operating lease liabilities – non-current	148,988	680,130
Deferred tax liabilities	504,033	676,015
TOTAL LIABILITIES	89,376,798	28,159,431

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 39,812,629 and 20,555,129 shares issued and outstanding as of December 31, 2021 and 2020, respectively	39,813	20,555
Class B common stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2021 and 2020	-	-
Additional paid-in capital	130,318,637	59,472,255
Retained earnings	37,819,226	9,629,712
Statutory reserves	6,942,111	4,751,264
Unearned compensation	(125,630)	(624,455)
Accumulated other comprehensive income	5,632,199	3,593,188
COMMON SHAREHOLDERS’ EQUITY	180,626,356	76,842,519
Non-controlling interests	3,974,932	3,094,879
TOTAL SHAREHOLDERS’ EQUITY	184,601,288	79,937,398
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$273,978,086	$108,096,829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2021, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2021	2020	2019
REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$87,133,963	$40,779,794	$2,522,143
Supply Chain financing solutions	4,930,289	1,369,859	-
Other financing solutions	3,222	40,538	3,381
Total revenue generated from services	92,067,474	42,190,191	2,525,524
Revenue generated from sales:
Supply chain trading business	68,132,237	-	-
Total revenues	160,199,711	42,190,191	2,525,524

COST OF REVENUE:
Cost of revenue - services	(37,989,001)	(19,740,267)	-
Cost of revenue - sales	(67,628,806)	-	-
Business and sales related taxes	(533,760)	(233,389)	(19,492)
GROSS PROFIT	54,048,144	22,216,535	2,506,032

OPERATING EXPENSES:
Selling expenses	2,323,403	3,181,810	93,620
General and administrative expenses	11,936,103	8,188,736	1,082,631
Research and development expenses	1,599,728	817,770	155,216
Total operating expenses	15,859,234	12,188,316	1,331,467
INCOME FROM OPERATIONS	38,188,910	10,028,219	1,174,565

OTHER INCOME (EXPENSE):
Interest and investment income	2,122,903	585,177	-
Other income (expense), net	464,210	244,274	1,371
Total other income (expense), net	2,587,113	829,451	1,371

INCOME BEFORE PROVISION FOR INCOME TAXES	40,776,023	10,857,670	1,175,936

PROVISION (BENEFIT) FOR INCOME TAXES	10,269,501	941,064	(55,731)
NET INCOME FROM CONTINUING OPERATIONS	30,506,522	9,916,606	1,231,667

DISCONTINUED OPERATIONS:
(Loss) income from discontinued operations, net of tax	-	(23,107,066)	1,508,323
Net gain on sale of discontinued operations, net of tax	-	136,050	-
NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	-	(22,971,016)	1,508,323
NET INCOME (LOSS)	30,506,522	(13,054,410)	2,739,990
Net income attributable to non-controlling interests	126,161	37,380	-
NET INCOME (LOSS)	$30,380,361	$(13,091,790)	$2,739,990

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation income (loss)	2,039,011	5,507,420	(561,091)
COMPREHENSIVE INCOME (LOSS)	32,419,372	(7,584,370)	2,178,899
Comprehensive loss attributable to non-controlling interests	(2,051)	(2,172)	-
COMPREHENSIVE INCOME (LOSS)	$32,421,423	$(7,582,198)	$2,178,899

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:

Income from continuing operations	$1.41	$0.53	$0.08
Income (loss) from discontinued operations	-	(1.24)	0.09
TOTAL EARNINGS (LOSS) PER COMMON SHARE	$1.41	$(0.71)	$0.17

Weighted average number of shares outstanding-basic and diluted	21,506,828	18,587,674	16,269,577

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$30,506,522	$(13,054,410)	$2,739,990
Net (loss) income from discontinued operations	-	(22,971,016)	1,508,323
Net income from continuing operations	30,506,522	9,916,606	1,231,667
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,180,038	1,686,518	242,409
Stock-based compensation	498,825	1,097,415	-
Shares issued for compensation	71,175	-	-
Provision for doubtful accounts	294,536	-	-
Loss on disposition of property and equipment	190,301	42,534	-
(Income) from investments	(808,464)	(169,720)	-
Deferred tax expense (benefit)	275,749	(584,760)	(55,731)
Changes in operating assets and liabilities:
Accounts receivable	(13,294,924)	573,418	(815,534)
Advance to suppliers	(9,213,279)	-	-
Prepaid expenses and other current assets	(3,464,939)	16,009	(108,150)
(Increase) in operating lease right-of-use assets	-	(56,831)	-
Receivables from supply chain solutions	(48,202,128)	(10,741,981)	-
Inventories	(3,931,400)	-	-
Accounts payable	33,620,611	1,014,227	-
Advance from customers	3,375,769	(17,977)	-
Taxes payable	5,575,502	1,609,498	54,474
Other payables	2,576,570	(2,112,886)	-
Payable to supply chain solutions	25,608,622	-	-
Operating lease liabilities	(952,495)	(523,797)	-
Accrued expenses and other current liabilities	(1,049,489)	502,100	49,574
Net cash provided by operating activities from continuing operations	23,857,102	2,250,373	598,709
Net cash provided by (used in) operating activities from discontinued operations	-	436,389	(263,476)
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,857,102	2,686,762	335,233

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(186,705)	(204,904)	(237,548)
Purchase of intangible asset	(18,281)	(94,400)	-
Proceeds from disposal of equipment	-	41,688	-
Cash (paid) received in connection with Nami acquisition	(7,007,905)	4,990,754	2,043,176
Investment in limited partnership and other investments	-	(15,589,966)	-
Cash received on disposal of discontinued operations	14,950,730	-	-
Proceeds from sale of short-term investments	4,894,270	-	-
Purchase of short-term investments	(39,526,099)	(3,065,134)	-
Collection of loans to third parties	1,643,203	11,019,545	-
Loans to third parties	-	(1,810,495)	(3,611,682)
Net cash (used in) investing activities from continuing operations	(25,250,787)	(4,712,912)	(1,806,054)
Net cash (used in) investing activities from discontinued operations	-	(6,713)	(157,440)
NET CASH (USED IN) INVESTING ACTIVITIES	(25,250,787)	(4,719,625)	(1,963,494)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	784,609	-	-
Proceeds from issuance of common shares and pre-funded warrants	70,794,465	-	-
Proceeds from private placement	-	6,503,378	-
Repayment to related party	(1,803,374)	(6,803,115)	-
Advances from related parties	-	1,303,556	566,360
Loan from related parties	-	10,528,965	-
Capital contribution from non-controlling interest	751,841	3,065,134	-
Capital contribution by shareholder	-	4,550,000	3,582,781
Net cash provided by financing activities from continuing operations	70,527,541	19,147,918	4,149,141
Net cash (used in) financing activities from discontinued operations	-	(788,599)	(996,355)
NET CASH PROVIDED BY FINANCING ACTIVITIES	70,527,541	18,359,319	3,152,786

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	294,928	2,806,981	(184,449)
NET INCREASE IN CASH AND CASH EQUIVALENTS	69,428,784	19,133,437	1,340,076
Less: (decrease) in cash and cash equivalents from discontinued operations	-	(283,314)	(1,440,823)
NET INCREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	69,428,784	19,416,751	2,780,899

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	22,198,257	2,781,506	607

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$91,627,041	$22,198,257	$2,781,506

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$5,546,082	$552,783	$5,158
Cash paid for interest	$370,356	$124,778	$147,900

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payment payable to related parties for business acquisition	$-	$7,007,905	$7,000,000
Issuance of shares for business acquisition	$-	$18,330,776	$11,426,289
Receivable from sale of discontinued operations	$-	$14,950,730	$-
Issuance of shares for share-based compensation	$71,175	$1,721,870	$

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$91,447,620	$22,135,310	$2,756,490
Restricted cash	179,421	62,947	25,016
Total cash, cash equivalents and restricted cash	$91,627,041	$22,198,257	$2,781,506